Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated as of August 1, 2026 and each included in this Post-Effective Amendment No. 3 to the Registration Statement (Form N-2, File No. 333-275711) of CION Grosvenor Infrastructure Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 29, 2026 with respect to the financial statements and financial highlights of CION Grosvenor Infrastructure Fund included in the Annual Report (Form N-CSR) for the year ended March 31, 2026, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

July 29, 2026